American International Group, Inc., and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Years Ended December 31,
	2008		2007	2006	2005	2004
	(In millions, except ratios)

Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principles(a)	$(108,761)		$8,943	$21,687	$15,213	$14,845
Add — Fixed charges	20,456		11,470	9,062	7,663	6,049
Less — Capitalized interest	27		37	59	64	59

Income (loss) before income taxes, minority interest, cumulative effect of change in accounting principles and fixed charges(a)	$(88,332)		$20,376	$30,690	$22,812	$20,835

Fixed charges:
Interest costs	$20,157		$11,213	$8,843	$7,464	$5,860
Rental expense(b)	299		257	219	199	189

Total fixed charges	$20,456		$11,470	$9,062	$7,663	$6,049

Preferred stock dividend requirements	$400		—	—	—	—
Total combined fixed charges and preferred stock dividend requirements	$20,856		11,470	9,062	7,663	6,049

Ratio of earnings to fixed charges		(c)	1.78	3.39	2.98	3.44

Ratio of earnings to fixed charges and preferred stock dividends		(c)	1.78	3.39	2.98	3.44

Secondary ratio of earnings to fixed charges
Interest credited to GIC and GIA policy and contract holders	$(2,492)		$(6,660)	$(5,128)	$(4,760)	$(3,674)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$17,964		$4,810	$3,934	$2,903	$2,375

Secondary ratio of earnings to fixed charges		(c)	2.85	6.50	6.22	7.23

Secondary ratio of earnings to fixed charges and preferred stock dividend requirements		(c)	2.85	6.50	6.22	7.23

(a)	Excludes undistributed earnings (loss) from equity method investments.

(b)	The proportion considered representative of the interest factor.

(c)	Earnings were insufficient to cover total fixed charges and total fixed charges and preferred stock dividends by $108,788 million and $109,188 million, respectively, for 2008. The coverage deficiency for total fixed charges and total fixed charges and preferred stock dividends excluding interest credited to GIC and GIA policy and contract holders was $106,296 million and $106,696 million respectively, for 2008.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

346    AIG 2008 Form 10-K